

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3698

September 8, 2006

VIA U.S. MAIL AND FACSIMILE: (216) 621-6536
Christopher J. Hubbert, Esq.
Kohrman Jackson & Kranz PLL
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
(216) 696-8700

> **Re: Corning Natural Gas Corporation**
> **Preliminary Proxy Statement on Schedule 14A, filed August 25, 2006**
> **Filed by Richard M. Osborne Trust**
> **File No. 000-00643**

Dear Mr. Hubbert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. We note your discussion on page 2 that the merger consideration is inadequate. It appears that this assertion regarding the $16.50 price under the proposed merger with C&T Enterprises, Inc., conflicts with earlier statements by Mr. Osborne.

Specifically, on December 6, 2005, an affiliate of the Trust (Gas Natural, Inc.) presented Corning with a letter signed by Richard M. Osborne stating that Gas Natural "has a bona fide interest in acquiring all of the outstanding shares of Corning for $15.00 per share in cash." It appears that your statements regarding the inadequacy of the $16.50 price, arrived at after about two years of efforts to find a buyer by the company, require more support and possible reconciliation with your $15 offer. Further, it does not appear that your characterization of the $16.50 price takes into account the fact that the price includes C&T assuming all of the liabilities of Corning. Please advise and amend your filing to provide support, in light of these concerns, for your assertions that the price is inadequate.

2. Please explain what you mean by your statement that you do not believe that "Corning's recent attempt to increase the amount per share that you will receive pursuant to the Merger is adequate." We understand, for example, as shown by Corning's preliminary proxy statement, Corning stated that the agreed upon price per share was $13.71, subject to several adjustments which could yield an ultimate price of between $12.63 and $17.66. If this is the matter to which you make reference, please expand your disclosure to explain that you reference the range of prices as discussed in Corning's proxy materials.

3. Please explain your statement on page 2 that "Corning's management acknowledged in its proxy statement that it has not been able to maximize stockholder value."

4. We note your statement on page 2 that "the Merger transfers Corning's value to C&T." Further, you suggest that rebuilding and recapitalizing Corning will restore value for all shareholders. However, you have not provided sufficient disclosure regarding how you intend to effectuate the plans you reference for the company, particularly given that you are not nominating directors, and if you were and they were elected they would constitute a minority on the board. Revise your proxy statement to fully address specific plans you have to accomplish the goals you reference. If your plan includes nominating directors in the future, your disclosure should also address how you intend to leverage any position on the board by gaining the support of other current board members such that you would be capable of attempting to exercise more meaningful influence on the board. Please state your plan, other than replacing existing management, and what steps you advocate that will yield realizable value to shareholders in excess of $16.50 per share.

5. We note your assertion that the New York Public Service Commission has found that Corning's past unacceptable performance led to Corning's current financial condition. It appears, however, that the NYPSC's review and comments related to more recent impacts on customers rather than impacts over several years on

shareholders. Please revise your disclosure to clarify your statements with respect to the NYPSC's review.

6. We note your statement on page 3 that the insurance policies are assigned to Mr. Barry and Mr. Robinson upon the consummation of the merger. However, it appears that Corning's definitive proxy materials and the Form 8-K filed August 21, 2006, disclose that the officers had the rights to such insurance policies effective upon a change in control, but through an amendment to the assignment agreement, effective upon the merger with C&T, C&T will own the policies and can deduct from the cash value of the policies in certain circumstances to satisfy indemnification obligations of the officers to C&T under the merger agreement. The officer's estates would be entitled to death benefits, if the indemnification obligation did not arise first. In the event that the merger with C&T does not proceed, the officers' rights to ownership of the insurance policies upon a change of control does not change.   Please explain your statement in light of the public disclosure of Corning.

7. We note your statement on page 3 That Mr. Barry and Mr. Robinson are not obligated to accept the severance reduction and may elect not to proceed with the amended agreements, in their sole discretion. It appears, however, based on Corning's proxy materials filed August 24, 2006 and its Form 8K filed August 21, 2006, that such officers are contractually bound to give up over $180,000 of severance payments if the C&T merger proceeds and that such reduction and the associated tax savings to C&T directly benefit the shareholders through the increase to merger consideration. Please explain your statement in light of the public disclosure of Corning.

8. Further, you state that the officers are receiving a benefit to be able to purchase certain notes owed to Corning, at 90% of the face value of the notes. It appears, however, that whether the officers make such purchase is not up to the executives, rather it is up to C&T, assuming that the merger with C&T proceeds. For example, where C&T has the right to "put" the notes to the officers, the agreement to purchase notes for which Corning has found no purchasers appears to be a significant concession by the officers, and possibly a benefit to the shareholders. Please advise.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter**,** marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3257 or by facsimile at (202) 772-9203 with any questions.

Sincerely,

Celeste M. Murphy,
Special Counsel
Office of Mergers and
Acquisitions